Filed Pursuant to Rule 424(b)(5)

Registration No. 333-269628

SUPPLEMENT NO. 2, DATED AUGUST 2, 2024 TO

PROSPECTUS SUPPLEMENT, DATED FEBRUARY 8, 2023

(To Prospectus dated February 7, 2023)

$300,000,000

OAKTREE SPECIALTY LENDING CORPORATION

Common Stock

This supplement is being filed to update, amend and supplement certain information in our prospectus dated February 7, 2023, as supplemented by that prospectus supplement dated February 8, 2023 and as further supplemented on August 8, 2023 and as of the date hereof, pursuant to which we may offer and sell certain shares of our common stock from time to time through the Sales Agents. Sales of our common stock, if any, under the prospectus supplement, as further supplemented as of the date hereof, and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on the Nasdaq Global Select Market or similar securities exchanges or sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices.

This supplement should be read in conjunction with the prospectus supplement and accompanying prospectus. This supplement is only intended to update, amend and supplement certain information in the prospectus supplement to the extent set forth herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the prospectus supplement.

This supplement is being filed to reflect that we, Oaktree Fund Advisors, LLC and Oaktree Fund Administration, LLC have entered into Amendment No. 3 to that certain Equity Distribution Agreement, dated February 7, 2022 (as amended on February 8, 2023, August 8, 2023 and as of the date hereof, the “Equity Distribution Agreement”) in order to provide that, from February 8, 2023, we may offer and sell shares of our common stock having an aggregate offering price of up to $300,000,000 from time to time through the Sales Agents (which amount includes all shares of our common stock previously sold pursuant to the Equity Distribution Agreement). From February 8, 2023 through the date of this supplement, we have sold 4,793,258 shares of our common stock under the Equity Distribution Agreement for gross proceeds of approximately $95.1 million, leaving approximately $204.9 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

An investment in our common stock involves certain risks, including, among other things, the risk of leverage and risks relating to investments in securities of small, private and developing businesses. Shares of closed-end investment companies, including Business Development Companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, this will likely increase the risk of loss for purchasers in this offering. You should review carefully the risks and uncertainties, including the risk of leverage, described in the section titled “Risk Factors” beginning on page 5 of the prospectus or otherwise included in or incorporated by reference in the prospectus supplement or the prospectus and in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the other documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus before investing in our common stock.

Supplement dated August 2, 2024 to Prospectus Supplement dated February 8, 2023.